December 20, 2006

Jerome Cooper
President
c/o GTJ Co., Inc.
444 Merrick Road
Lynbrook, NY 11563

Re: **GTJ REIT, Inc.**
     Amendment No. 2 to Form S-11 on Form S-4
     Filed on December 5, 2006
     File No. 333-136110

Dear Mr. Cooper:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General

1.   We reissue comment 4 in part. We note that you refer to a number of sections that are not included in this prospectus. For instance, but without limitation, on page 25 you refer to the section "Important Provisions of Maryland Law and Our

Charter and Bylaws." Please revise this document to include this section or to strike the reference.

Present operations, page 6

2.   We note your response to comment 7. On page 13, you state that in 2005 your non-rental revenue was $27,527,000 and that your non-rental operating expense was $28,006,000, for a non-rental loss of $474,000 ($27,527,000 - $28,006,000). In this section, you state that "the Bus Companies and their subsidiaries collectively operate a group of outdoor maintenance businesses, and a paratransit business, with aggregate sales of approximately $27,000,000 and aggregate net income of approximately $2,900,000 in 2005." Please reconcile these disclosures.

Summarized New York City Financial Information, page 52

3.   Please revise to clearly disclose that the summarized financial information is derived from audited financial statements prepared in accordance with generally accepted accounting principles for governments in the United States of America as prescribed by Governmental Accounting Standards Board (GASB).

4.   The second and third paragraphs under this heading should be revised to clarify why the summarized information is being provided and the basis for the presentation. In addition, you mention a reconciliation between the fiscal year 2005 governmental funds statement of revenues, expenditures, and changes in fund balances and the reported increase in the excess of liabilities over assets reported in the government-wide statement of activities. Please include the 2005 governmental funds statement of revenues, expenditures, and changes in fund balances, and the reconciliation to the increase in the excess of liabilities over assets reported in the government-wide statement of activities in your next amendment to clarify your disclosure.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 41

5.   Please indicate the date on which the merger and the reorganization have been assumed to have consummated for your pro forma condensed consolidated statements of operations. Refer to Article 11 of Regulation S-X which requires that business combinations be reflected as if the occurred as of the beginning of the fiscal year presented and carried forward through the interim period presented.

Pro Forma Condensd Consolidated Balance Sheet at September 30, 2006, page 48

Pro Forma Adjustments, page 48

6.   Please tell us how you determined it was appropriate to allocate cost to certain assets and liabilities of Triboro Coach Corporation and Subsidiaries and Jamaica Central Railways, Inc. and Subsidiaries based on their historical value in connection with the entities acquisition by Green Bus Lines, Inc. and Subsidiary. Refer to paragraph 37 of SFAS 141.

7.   Please revise the descriptions in (c) and (c-1) to clarify what adjustments are being made to the pro forma balance sheets. Please indicate what percentage of the assets and liabilities of GTJ are being recorded at fair value, and what percentage at historical value. Additionally, tell us why the fair value of Triboro and Jamaica's interest in the real property of GTJ is eliminated under footnote (b), and what the amount recorded under note (c-1) in the amount of $35,766 represents.

Green Bus Lines, Inc. and Subsidiaries Consolidated Financial Statements, page F-12

Consolidated Statements of Cash Flows, page F-17

8.   Please revise your statements of cash flows to present operating cash flows from discontinued operations within cash provided by (used in) operating activities. Refer to section 9, "Discontinued Operations", of the Interpretation of FASB Statements No. 95 and 102, "Statement of Cash Flows." In addition clarify to us why there are no financing activities associated with the discontinued operations.

Triboro Coach Corporation and Subsidiaries Consolidated Financial Statements, page F-46

Consolidated Statements of Cash Flows, page F-51

9.   Please revise your statements of cash flows to present operating cash flows from discontinued operations within cash provided by (used in) operating activities. Refer to section 9, "Discontinued Operations", of the Interpretation of FASB Statements No. 95 and 102, "Statement of Cash Flows." In addition clarify to us why there are no financing activities associated with the discontinued operations.

Jerome Cooper
GTJ REIT, Inc.
December 20, 2006
Page 4

Jamaica Central Railways, Inc. and Subsidiaries Consolidated Financial Statements, page F-79

Consolidated Statements of Cash Flows, page F-84

10.   Please revise your statements of cash flows to present operating cash flows from discontinued operations within cash provided by (used in) operating activities. Refer to section 9, "Discontinued Operations", of the Interpretation of FASB Statements No. 95 and 102, "Statement of Cash Flows." In addition clarify to us why there are no financing activities associated with the discontinued operations.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Eric McPhee, Accountant, at (202) 551-3693 or Linda Van Dorn, Senior Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

                                                        Sincerely,

                                                        Michael McTiernan
                                                        Special Counsel

cc: Stuart M. Sieger, Esq. (*via facsimile*)